

Mail Stop 3720

November 15, 2007

Via U.S. Mail

Ms. Ida K. Kane
Senior Vice President and Chief Financial Officer
Investools, Inc.
45 Rockefeller Plaza, Suite 2012
New York, NY 10111

> **Re:** **Investools, Inc.**
> **Item 4.02 Form 8-K**
> **Filed November 14, 2007**
> **File No. 000-52012**

Dear Ms. Kane:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. Explain to us in plain English what do you meant by "The errors also affect financial information for the periods mentioned that the Company included in other disclosures, such as press releases or Form 8-K filings" and clarify this disclosure. Also, tell us exactly what period(s) the errors occurred and clarify in your disclosure whether you restated any prior period for any adjustment resulting from the errors.

2.      Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment.  For each adjustment, show us the impact on pre-tax net loss.  Quantify the net effect of all adjustments on pre-tax net income (loss).  Also, tell us why none of the adjustments relate to prior periods.  Explain in detail why you believe the timing of each adjustment is appropriate.

3.      Tell us and disclose in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct the material weaknesses you disclosed as relating to revenue recognition and cash flow classifications.

\* \* \* \*

As appropriate, please amend your filing and respond to the comment, via EDGAR, within five business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·    the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·    the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Andrew Mew, Senior Staff Accountant at (202) 551-3377.

Sincerely,

Robert S. Littlepage, Jr.
Accounting Branch Chief